SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

SUPPL

RECEIVED
SEC MAIL PROCESSING
MAR 13 2003
WASH. D.C. 181 SECTION

03007582

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

February 26, 2003

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Ladies and Gentlemen :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting English description of the **"NOTICE OF SHAREHOLDERS' MEETING"**, under paragraph (b)(1)(I) of the Exemption.

Sincerely,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

dlw 3/26

Attachment

SK Corporation

Public Notice of the 41st Ordinary General Meeting of Shareholders
for the Fiscal Year 2002

To : Each Shareholder

NOTICE OF CONVENING OF THE 41st ORDINARY GENERAL MEETING OF SHAREHOLDERS

In accordance with Article 17 of the Articles of Incorporation, we hereby give notice of the convening of the 41st Ordinary General Meeting of Shareholders as stated below and kindly request attendance at the meeting.

1. **Date and Time : March 14th, 2003 (Friday) at 10:00 a.m.**
2. **Place : Mugunghwa Grand Ball Room, Sheraton Walkerhill Hotel**
   Convention Center 21, San, Kwangjang-dong, Kwangjin-gu, Seoul
3. **The purpose of the meeting**
   - Reports : Business and auditing reports
   - Agenda
     1) Approval of the 41st Balance Sheet, Profit & Loss Statement and Disposition of Retained Earnings
     2) Approval of Election of a Director
     3) Approval of Election of an outside director as a member of the audit committee
     4) Maximum Compensation Amount

4. **The proposed content of the 41st profit dividend**
   - Dividend per share : Common share – 800 Won
     Preferred share – 850 Won

February 26, 2003
SK Corporation
Doo-yul Hwang
Vice Chairman & CEO

Attachment 1

BALANCE SHEET

(Unaudited)

the 41st (2002.01.01~2002.12.31)

SK Corp. (Korean won : 100 mil)

	the 41st	
ASSETS		
Ⅰ.CURRENT ASSETS		37,529
(1) QUICK ASSETS	29,361	
(2) INVENTORIES	8,168	
Ⅱ.NON-CURRENT ASSETS		105,745
(1) INVESTMENTS	44,476	
(2) PROPERTY, PLANT,&EQUIPMENT	60,296	
(3) INTANGIBLE ASSETS	973	
TOTAL ASSETS		**143,274**
LIABILITIES		
Ⅰ.CURRENT LIABILITIES		52,607
Ⅱ.LONG-TERM LIABILITIES		33,935
TOTAL LIABILITIES		**86,542**
STOCKHOLDERS' EQUITY		
Ⅰ.CAPITAL STOCK		6,448
Ⅱ.ADDITIONAL PAID-IN AND OTHER CAPITAL		38,554
Ⅲ.RETAINED EARNINGS		14,910
Ⅳ.CAPITAL ADJUSTMENTS		(3,180)
TOTAL STOCKHOLDERS' EQUITY		**56,732**
TOTAL LIABILITIES & STOCK		**143,274**

Attachment 1

INCOME STATEMENT

(Unaudited)

the 41st (2002.01.01~2002.12.31)

SK Corp. (Korean won : 100 mil)

	the 41st
Ⅰ.SALES	133,882
Ⅱ.COST OF GOODS SOLD	120,940
Ⅲ.GROSS PROFIT	12,942
Ⅳ.SELLING AND ADMINISTRATIVE EXPENSES	9,066
Ⅴ.OPERATING INCOME	**3,876**
Ⅵ.NON-OPERATING REVENUES	14,024
Ⅶ.NON-OPERATING EXPENSES	9,239
Ⅷ.GAIN BEFORE EXTRAORDINARY GAINS / LOSSES AND INCOME TAXES	**8,661**
Ⅸ.EXTRAORDINARY GAINS	0
Ⅹ.EXTRAORDINARY LOSSES	0
ⅩⅠ.INCOME BEFORE INCOME TAX EXPENSES	**8,661**
ⅩⅡ.INCOME TAX EXPENSES	2,717
ⅩⅢ.NET INCOME	**5,944**

Attachment 1

NON-CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(Unaudited)

the 41st (2002.01.01~2002.12.31)

SK Corp. (Korean won : 100 mil)

	the 41st	
Ⅰ.RETAINED EARNINGS BEFORE APPROPRIATIONS		11,216
(1)Unapproapriated retained earnings carried over from prior period	5,164	
(2)Equity method adjustment	108	
(3)Net income	5,944	
Ⅱ.TRANSFER FROM VOLUNTARY RESERVES		100
(1)Reserve for technical development	100	
TOTAL		11,316
Ⅲ.APPROPRIATIONS OF RETAINED EARNINGS		2,227
(1)Legal reserve	100	
(2)Reserve for technical development	1,200	
(3)Dividends	927	
Ⅳ.UNAPPROPRIATED RETAINED EARNINGS CARRIED OVER TO THE SUBSEQUENT PERIOD		9,089

Attachment 2

Approval of Nominated Directors and Maximum Compensation Amount

■ Approval of the Nominee for Director

Name	Date of Birth	Profile	The Number of Stock Options granted by the Company
Young-suk Han	1938. 8.24.	• Bachelor's Degree from Seoul National University • Partner at the law firm of Wooil • Incumbent outside director	'01 : 7,000 Shares '02 : 6,000 Shares

■ Approval of the Nominee for an Outside Director as a Member of the Audit Committee

Name	Date of Birth	Profile	The Number of Stock Options granted by the Company
Ho-suh Park	1934. 5.30.	• Bachelor's Degree from Korea University • Incumbent outside director and member of the audit committee	'00 : 3,500 Shares '01 : 7,000 Shares '02 : 6,000 Shares

■ Maximum Compensation Amount : ₩3,200,000,000